EXHIBIT 12.1

TIME WARNER TELECOM INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Years Ended December 31,					Three Months Ended March 31,
	2003	2002	2001	2000	1999	2004	2003
Loss before income taxes and cumulative effect of change in accounting principle	$(85,350)	(365,435)	(129,423)	5,913	(59,461)	(38,606)	(30,159)
Interest expense (net of amounts capitalized)	103,642	107,279	115,080	41,230	45,264	35,822	26,340
Interest factor on rentals	9,868	9,901	9,448	5,067	3,223	2,103	2,173

Earnings available for fixed charges	$28,160	(248,255)	(4,895)	52,210	(10,974)	(681)	(1,646)

Interest charges	$104,897	109,962	122,222	45,358	45,517	36,285	26,552
Interest factor on rentals	9,868	9,901	9,448	5,067	3,223	2,103	2,173

Fixed charges	114,765	119,863	131,670	50,425	48,740	38,388	28,725

Ratio of earnings to fixed charges (coverage deficiency) (1)	$(86,605)	(368,118)	(136,565)	1.04x	(59,714)	(39,069)	(30,371)

(1)	For the years ended December 31, 2003, 2002, 2001, 1999 and the three months ended March 31, 2004 and 2003, the ratio of earnings to fixed charges was calculated as a ratio less than one. As a result, disclosed above is the calculation of the coverage deficiency.